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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Amendment #5

                    Under the Securities Exchange Act of 1934


                        Envision Development Corporation

                                (Name of Issuer)

                                     Common

                         (Title of Class of Securities)

                                    71376P101

                                 (CUSIP Number)

                             Bruce A. Butcher, Esq.
                            Butcher & Williams, P.S.
                                   Suite 3827
                            1001 Fourth Avenue Plaza
                                Seattle, WA 98154
                                 (206) 682-7626

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 April 13, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO 71376P101

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
          Dominion Income Management Corp. (IRS# 91-1379840
          Dominion Income Management Corp. Profit Sharing Fund IRS# 91-1500766 (Joint Filing)

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a)  X
     ----------
  (b)
     ----------

     3) SEC Use Only
                    -----------------
     4) Source of Funds (See Instructions) OO

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                   ------------------
     6) Citizenship or Place of Organization WA

        Number of        (7) Sole Voting Power: Dominion Income Management
        Shares               Corp.  430,000 Profit Sharing:  --------
        Beneficially     (8) Shared Voting Power
        Owned by                                --------------------------
        Each             (9) Sole Dispositive Power Dominion Income Management
        Reporting            Corp.  430,000 Profit Sharing:  ---------
        Person          (10) Shared Dispositive Power
        With                                         ---------------------

    11) Aggregate Amount Beneficially Owned by Each Reporting Person 430,000, --------------

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                     ---------------
    13) Percent of Class Represented by Amount in Row 11: 4.9%;  4.9%
    14) Type of Reporting Person (See Instructions), CO



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ITEM 1

Common Stock
Envision Development Corporation
11701 NW 101st Road
Miami, FLA 33178

ITEM 2

(a) Dominion Income Management Corp.
    Dominion Income Management Corp. Profit Sharing Plan

(b) 15302 25th Dr. SE
    Mill Creek, WA 98102

(c) Investments

(d) None

(e) No

(f) WA


ITEM 3

Share Exchange. Securities of ZERO.NET, Inc. (ZERO.NET) were issued pro rata to the transferees' pecuniary interest in the common stock of Envision Development Corporation ("Envision"). No funds were used for the transaction. The transaction was a formation capitalization transaction to provide the initial capitalization for ZERO.NET. The only material asset of ZERO.NET after the transaction were the securities acquired from the transferors who received pro rata for the transfer, securities of ZERO.NET and were in the same pecuniary position before and after the transaction.

In addition, Dominion Income Management Corp. (Dominion Corp.) donated 120,000 shares of common stock of Envision to Seven Woods Foundation on 4/13/00. No funds were used for the transaction.

ITEM 4

(a) -(j) None

ITEM 5

(a) 430,000: 4.9%
    ------: 0%%

(b) 430,000: 4.9%
      ----: 0%

(c) Pursuant to three Contribution Commitment Agreements, dated January 20, 2000, between ZERO.NET, Inc. and Alta Limited ("Alta"), ZERO.NET, Inc. and Dominion Income Management Corp. ("Dominion Corp.") and ZERO.NET, Inc. and Dominion Income Management Corp. Profit Sharing Plan ("Dominion Plan"), ZERO.NET acquired 1,745,567 shares of Envision common stock from Alta for 16,538,586 shares of ZERO.NET Preferred A Stock, 679,000 shares of Envision common stock from Dominion Corp. for 4,258,136 shares of ZERO.NET Preferred A Stock and 800,000 shares of Envision common stock for 6,271,186 shares of ZERO.NET Preferred A Stock, respectively. Subsequent to the contribution transaction, the contributing corporations controlled ZERO.NET, and thus may be considered part of a "control group" through ZERO.NET of Envision Development Corporation. After the contribution transaction, Neither Alta, nor Dominion Plan had any direct interest in Envision Development Corporation. The pecuniary interest of Alta, Dominion Corp., and Dominion Plan relative to Envision remained the same prior to and after this reported disposition event.

In addition, Dominion Income Management Corp. (Dominion Corp.) donated 120,000 shares of common stock of Envision to Seven Woods Foundation on 4/13/00. No funds were used for the transaction.

(d) None

(e) Dominion Profit Sharing: 4/13/00; Dominion Income Management Corp. 4/13/00

ITEM 6

The Dominion Plan is directed by a principal (CFO) of the Corporation; A principal of Dominion Income Management Corp. provides investment advice to Alta, Limited but disclaims "control" thereof.

ITEM 7

Exhibit 1 Contribution Commitment Agreement, dated January 20, 2000, between ZERO.NET, Inc. and Alta Limited

Exhibit 2 Contribution Commitment Agreement, dated January 20, 2000, between ZERO.NET, Inc. and Dominion Income Management Corp.

Exhibit 3 Contribution Commitment Agreement, dated January 20, 2000, between ZERO.NET, Inc. and Dominion Income Management Corp. Profit Sharing Plan



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Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 24, 1999

/s/ Ann L. Evans
---------------------
Signature: /s/
           /s/

Ann Evans, CFO Dominion Income Management Corp.
Ann Evans, Trustee Dominion Income Management Corp. Profit Sharing Plan

Name/Title



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